                                                                    Exhibit (b)3




                     AMENDMENT TO BY-LAWS OF IBJ FUNDS TRUST
                DATED AUGUST 25, 1994, AS AMENDED MARCH 20, 1997

                      AMENDMENT EFFECTIVE OCTOBER 23, 2002

Article III, Section 6.

  Section 6. The Treasurer shall deliver all funds and securities of the Trust which may come into his hands to such company as the Trustees may employ as Custodian in accordance with the Trust Instrument and applicable provisions of law. He shall make annual reports regarding the business and condition of the Trust, which reports shall be preserved in Trust records, and he shall furnish such other reports regarding the business and condition of the Trust as the Trustees may from time to time require. The Treasurer shall perform such additional duties as the Trustees may from time to time designate.